ATOM LIMBS

The world's first mind-controlled bionic arm

"The most advanced robotic arm in the world." — Quartz
"Amazingly human. A breakthrough." — 60 Minutes
"Like something from space." — CNN


STEM CORPS
Applied Physics Laboratory


APL


APL
HDT
Synbotics
GRP 2400
APL

Imagine fully-human robotic limbs...
That's where we're headed.







???

1495
Da Vinci's Robotic Man

1963
Rancho Arm

2007
i-Limb Hand

2020
What's next?

… so what’s stopping it?



Poor neural control


TUDelft
TUDelft

No finger control



No tactile feedback

Introducing the **Atom Touch**

A revolutionary human-scale robotics & neural control breakthrough


APL
STEM CORPS
JOHNS HOPKINS UNIVERSITY
Applied Physics Laboratory


Watch our arm in action
Click anywhere to play (30s)

“State of the art” robotics	Atom Touch	
 	APL	
20lbf pinch grip	70lbf grasp, 45lb curl	As strong & fast as a human arm
2 sensors	200 sensors	Internal state & 3D position
5 actuators, 10 “grips”	17 actuators, 26 DOF	Full arm, hand, & finger dexterity
Point-and-click control	Neural “mind” control	Intuitive UX
Delayed reaction	Realtime input	Semi-proprioceptio n
Visual feedback	Tactile feedback	Sense of touch

Invented at JHU APL. Funded by DARPA. Optioned by Atom.

$120M DARPA grant, 2005

JOHNS HOPKINS
APPLIED PHYSICS LABORATORY

DARPA

DEPARTMENT OF DEFENSE · UNITED STATES OF AMERICA

Program:
Revolutionizing Prosthetics 2009

Status:
Complete

Outcome:
World's most advanced lifelike bionic arm



We have an exclusive option agreement.
License negotiation after round raise.

OPTION AGREEMENT

This Option Agreement (hereinafter "Agreement") is between The Johns Hopkins University Applied Physics Laboratory LLC, a Maryland limited liability company, with its principal office at 11100 Johns Hopkins Road, Laurel, MD 20723-6099 (hereinafter "JHU/APL") and Atom Limbs, LLC (hereinafter "Company"), having an address at Address needed.

This Agreement includes an attached Appendix A (Schedule of JHU/APL Intellectual Property) and Appendix B (Fees and Payment Options).

RECITALS

JHU/APL, by virtue of its role as a nonprofit, University Affiliated Research Center (UARC), carries out scientific and applied research and development through its staff and is committed to bringing the results of that research and development into widespread use.

The Johns Hopkins University (hereinafter "JHU") through JHU/APL has acquired or is entitled

Trialed by 20 amputees/quadriplegics


STEM CORPS
Applied Physics Laboratory

Les Baugh, bilateral amputee


APL

PBS NewsHour's Miles O'Brien, teleoperations

Tested by defense & govt


APL
Synbotics
HDT

"Robo Sally", IED Disarmament



Air Force Tech. Sgt. Joe Deslauriers

Neural "mind" control

MoleculeOS

In the cloud

Prediction & assistance
Progressive autonomy
User archetyping

Neural Fusion

On each Atom Touch

AI-powered neural fusion unit
Realtime internal state model
100s of neural sensors

Accruing advantage: more usage → improved performance

More users

Improved performance

Live OTA updates.
Increased accuracy.
Predictable assistance.

Deep learning at scale

Computer vision.
Prediction.
Real-world usage.
Only prosthetic with AI.

$2B market opportunity in the U.S.



50K
Arm amputees



150K
Hand amputees



1.8M
Leg amputees

Revenue

$100-200K/arm

50% per-unit margin

Sold to amputees & prosthetists
Reimbursed by insurance

vs. competitor arm cost: $50-250K

Market:

Anthem

UnitedHealthcare

VA | U.S. Department of Veterans Affairs

Cigna

This slide contains forward-looking projections which cannot be guaranteed.

Team



Tyler Hayes
CEO

Previously cofounder of Bebo (acq. Amazon). Neuroscience at St. Olaf.



Joe Moak
CTO

20 years leading engineering at NeuroPace, St. Jude Medical, Seismic, Apple



Doug Satzger
CDO

30+ years leading Industrial Design at Apple, IDEO, Intel, and Palm.



Mark Salada
CRO

20+ years robotics & haptics at Intuitive Surgical, NASA projects at Johns Hopkins APL, and Apple.

Original inventors



Eric Faulring
Lead roboticist on prototype. Chief Engineer at HDT.



Bobby Armiger
Principal engineer on prototype. Applied physicist at DARPA and Johns Hopkins APL.

Advisors

Medical & Regulatory



Albert Chi, M.D., OHSU
Leading TMR surgeon in U.S.
100+ TMR surgeries, incl. Johnny's



Shawn Becker, CEO, Silvercat Advisors
Medicare + Reimbursement



Jared Seehafer, CEO, Enzyme
FDA + Clinical Trials

Defense



Navy Cmdr Jonathan Forsberg, M.D. Ph.D.
Director, Osseointegration Program,
Department of Defense

Go-To-Market

Spring 2020	Fall 2020	2021	Early 2022	Summer 2022
JHU option agreement (✓)	JHU license	FDA pre-sub & trials	FDA approval	First sales
Prototype diligence (✓)	Transfer & architecture	EVT	DVT	Production

This slide contains forward-looking projections which cannot be guaranteed.

Risks & challenges

Drive down cost

Alpha parts+labor cost: $300K/arm

We've already identified the key cost reduction areas and have a roadmap to get from $300K → $30K in 1-2 years.

Hardware progress

Arm is robust, known hand robust todo

Already identified major high-impact improvement methods, e.g., IP67 protection, EMI shielding, etc.

Software & controls progress

UX: functional, usability vs. mastery

Today: usable in 5 mins. Perfectly mimics movement and retains proprioception for "intact" users. For amputees, usable in 5 minutes, master in 1 month.

Reimbursement

Payers: require "need demonstration"

- Complicated process. Spin up group internally to assist patients & providers
- Common pattern in DME. Teams specialize in making this transition
- Payers want product to realize value

The Future
Human Body 2.0






RRS




HDT
Synbotics
GRP 2400



WEFUNDER

Upcoming campaign, October 2020
$250K-$1M raise

Next milestones

Close license
Complete tech transfer
Production-intent architecture
FDA pre-submission

Current investors

VILLAGE

$150K, June 2019

Materials available

Financials: cost reduction pathway, productization mfg plan, BOM

Science: clinical trials, research papers

Regulatory pathway

Reimbursement breakdown